Exhibit 2.5

Certificate of Registered Series of Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming

In accordance with the Limited Liability Company Agreement of Musicow US Vol. 1 LLC, a Delaware series limited liability company (the “Company”), dated February 18, 2025 (the “Agreement”), upon the execution of this Certificate of Registered Series by the undersigned manager of the Company, Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming shall be formed as a registered series of the Company pursuant to this Certificate of Registered Series, which shall be attached to, and deemed incorporated in its entirety into, the Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Musicow US Vol. 1 LLC – Series 00002 – Should’ve Seen This Coming
Effective Date of Establishment	June 9, 2025.
Series Property	The Series Assets. For purposes of the Series, “Series Assets” refers to the contractual rights to receive royalties, fees, and other income streams related to or derived from the master recordings pursuant to certain royalty sharing agreements entered into by the Series, or otherwise assigned to the Series, or royalties, fees, and other income stream otherwise derived from the following master recordings: Leeway, Better Off, A Lot, Anything Goes, Slide, Fake Happy, Type Shit, Never Over, Should’ve Seen It, and Travis Porter.
Initial Units of the Series	One Class A Unit
Additional Class Units	None
Additional Provisions	None

Agreed and executed as of the Effective Date of Establishment as set forth above by the Company Manager:

Musicow US Vol. 1 LLC

By: Musicow Asset US, LLC, as the Company Manager

By:	/s/ Paul Baik
Name:	Paul Baik
Title:	Manager
Musicow US Vol. 1 LLC